                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                  TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13D-2(A)

                                (AMENDMENT NO. )*

                          HANDHELD ENTERTAINMENT, INC.
          ------------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, PAR VALUE $0.0001
          ------------------------------------------------------------
                         (Title of Class of Securities)

                                   410247 10 0
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                                 (CUSIP Number)

                                    COPY TO:
                                  Carl B. Page
                          Handheld Entertainment, Inc.
                          539 Bryant Street, Suite 403
                             San Francisco, CA 94107
                                 (415) 495-6470
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                February 17, 2006
          -------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)
------------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

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CUSIP NO. 410247 10 0                  13D                           Page 2 of 5
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1.        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
          Carl B. Page
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2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)   |_|
                                                                (b)   |_|
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3.        SEC USE ONLY

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4.        SOURCE OF FUNDS
          PF, OO
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5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                           |_|
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6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          UNITED STATES OF AMERICA
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                 7.   SOLE VOTING POWER
NUMBER OF             3,376,565
SHARES           ---------------------------------------------------------------
BENEFICIALLY     8.   SHARED VOTING POWER
OWNED BY              0
 EACH            ---------------------------------------------------------------
REPORTING        9.   SOLE DISPOSITIVE POWER
PERSON                3,376,565
 WITH            ---------------------------------------------------------------
                 10.  SHARED DISPOSITIVE POWER
                      0
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11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,376,565
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12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*
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13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          23.5%
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14.       TYPE OF REPORTING PERSON * IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO. 410247 10 0                  13D                           Page 3 of 5
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                            STATEMENT ON SCHEDULE 13D

         This Statement on Schedule 13D (the "Statement") is filed on behalf of
Carl B. Page with the Securities and Exchange Commission.

ITEM 1.  SECURITY AND ISSUER.

         The class of equity securities to which this Statement relates is the common stock, par value $0.0001 per share (the "Common Stock"), of
         Handheld Entertainment, Inc., a Delaware corporation (the "Issuer").
         The principal executive offices of the Issuer are located at 539 Bryant
         Street, Suite 403, San Francisco, CA 94107.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)     Name

                 Carl B. Page

         (b)     Residence or business address

                 539 Bryant Street, Suite 403
                 San Francisco, CA 94107

         (c)     Principal occupation or employment

                 Mr. Page is Chief Technology Officer and a director of the
                 Issuer. His address is set forth in (b) above.

         (d)     Criminal Proceedings

         During the last five years, Mr. Page has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e)     Civil Securities Law Proceedings

         During the last five years, Mr. Page has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)     Citizenship

         United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The shares of Common Stock beneficially owned by Mr. Page were acquired from the Issuer in exchange for services rendered by Mr. Page, upon conversion of an aggregate of $3,889,662 of principal and accrued interest on convertible promissory notes held by Mr. Page and in consideration for his investment of
$500,000 in a private placement consummated by the Issuer on February 10, 2006.

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CUSIP NO. 410247 10 0                  13D                           Page 4 of 5
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ITEM 4.  PURPOSE OF TRANSACTION.

         The shares of Common Stock were acquired for investment purposes. Mr.
Page presently does not have any plans or proposals which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of
Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)-(b) The aggregate number of shares of Common Stock and percentage of the outstanding Common Stock of the Issuer beneficially owned by Mr. Page is as follows:

                                   Number of Shares: Sole       Number of Shares: Shared           Approximate
  Aggregate Number of Shares      Power to Vote or Dispose      Power to Vote or Dispose            Percentage*
-----------------------------------------------------------------------------------------------------------------------

           3,376,565                      3,376,565                         0                         23.5%

-----------------------------------------------------------------------------------------------------------------------

         * Based on 14,215,588 shares of Common Stock outstanding as of March
21, 2006, as disclosed in the Issuer's Annual Report on Form 10-KSB for the
fiscal year ended December 31, 2005.

         (c) During the past 60 days, Mr. Page effected no transactions in shares of Common Stock other than as set forth below.

             o  The acquisition of 2,491,673 shares of Common Stock upon the conversion, on February 10, 2006, of an aggregate of $3,889,662 of principal and accrued interest on convertible promissory notes of the Issuer held by Mr. Page.

             o  Mr. Page's participation in a private placement transaction which was completed on February 10, 2006 whereby Mr. Page
                acquired 250,000 shares of Common Stock in consideration for
                $500,000.

         (d) No person other than Mr. Page is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

         (e) Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         TO SECURITIES OF THE ISSUER.

         All shares of common stock held by Mr. Page (together with any shares held by his affiliates) are subject to lock-up provisions that provide restrictions on the future sale of common stock by Mr. Page and his transferees.
These lock-up provisions provide, in general, that his shares may not, directly or indirectly, be offered, sold, offered for sale, contracted for sale, hedged or otherwise transferred or disposed of for a period of 12 months following the closing of the Issuer's private placement on February 10, 2006.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Lockup Agreement (incorporated herein by reference to Exhibit 10.10 to the
Issuer's Current Report on Form 8-K filed with the Securities and Exchange
Commission on February 13, 2006)

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CUSIP NO. 410247 10 0                  13D                           Page 5 of 5
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 5, 2006

/S/ CARL B. PAGE
------------------------------
Carl B. Page